Mail Stop 04-07

      March 22, 2005


Mr. Kevin S. Buchel
Chief Financial Officer
Napco Security Systems, Inc.
333 Bayview Avenue
Amityville, NW 11701

	RE:	Napco Security Systems, Inc.
		Form 10-K for the fiscal year ended June 30, 2004
		Filed September 27, 2004

      Form 10-Q for the quarter ended September 30, 2004
      Form 10-Q for the quarter ended December 31, 2004
      File No. 000-10004

Dear Mr. Buchel:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

1. Regulation S-K requires that management`s discussion and analysis of financial condition and results of operations (MD&A) provide material historical, as well as prospective, textual disclosure to enable investors to assess the financial condition and results of operations of the registrant, with particular emphasis on the registrant`s prospects for the future. Specifically, expected future operating performance should be discussed. Pease provide additional discussion of your financial condition and results of operations on a prospective basis. In that regard, refer to your discussion of other income/expense on page 16 of your December 31, 2004 form 10-Q where you mention a joint venture in the Middle East formed in April 2004.
Consider providing a discussion in MD&A on this joint venture, and any others that you may be involved with and how they support your overall short or long term strategic goals. Refer to our interpretive release issued in December 2003 regarding Management`s Discussion and
Analysis that is available on our website at http://www.sec.gov/rules/interp/33-8350.htm for additional guidance.

2. Refer to discussion of Inventory on page 12 where you state that the $2,328,000 decrease in inventory which occurred between 2003 and
2004 was primarily the result of reductions in the Company`s manufacturing overhead costs due, in part, to a favorable change in the exchange rate relating to the Company`s Dominican Republic manufacturing facility as well as cost reductions of certain of the
Company`s raw material costs. Please provide a comprehensive discussion of the facts and circumstances concerning the charge to inventory reserve of $1,035,000 in 2004 mentioned in Inventory discussion on page FS-8.

Segment Reporting, page FS-13

3. Please identify for us your chief operating decision maker and explain to us how this person is able to make reasonable assessments of performance and informed decisions about resource allocation by only reviewing the Company`s results of operations on a consolidated basis. Does your CODM review any other information or do the persons who report to your CODM review any other information? If so, explain to us in detail.

4. In this regard, we note in MD&A you describe the Company`s realignment of the burglar alarm products distribution network and its shift in product mix towards higher gross margin products such as door locking devices and access control products. Tell us what information was considered by management when making these decisions.
Does management evaluate the Company`s performance by type of product or groups of products, method of distribution, or type of customer?

5. Please provide an organizational chart of the Company that identifies the various levels of management and summarizes their responsibilities.

Note 5 - Income Taxes, pages FS-16 - FS-18

6. Please clarify if the IRS has specifically questioned the Company`s qualification for the exemption provided in the recently enacted Code provision and advise us. If so, disclose the amount of reasonably possible loss pursuant to paragraph 10 of SFAS 5 and explain to us your consideration of SFAS 5 and SFAS 109 when accounting for this matter. Also explain for readers the nature and significance of the IRS issuing a Revenue Procedure.

7. It appears that your removal of the $2,225,000 deferred tax asset and the elimination of the $2,913,000 valuation allowance resulted in a $688,000 increase in your net income. Please clarify your disclosure and advise us. Also, your disclosure seems to suggest that because of the issuance of the Revenue Procedure these adjustments may have been made in error, please advise us and clarify your disclosures.

Note 7 - Stock Options, page FS-21

8. Refer to the first and last sentences of the last paragraph of
Note 7. Clarify for us whether you are referring to the same "nonemployee directors" in the last sentence as you mention in the first. In this regard, tell us in detail how your directors met the definition of employee per APB 25 such that their options would not trigger recognition of compensation expense. Include reference to authoritative literature used as guidance.

Quarterly Results, page FS-25

9. We note in both 2003 and 2004 you began with a loss in the first quarter and ended with income in the fourth quarter. Tell us, and in future filings provide a MD&A discussion on, what contributed to the fluctuations in your Operating income (loss) from operations and your
Income (loss) from continuing operations from quarter to quarter. Specifically discuss whether specific events resulted in losses in the first quarters of 2003 and 2004, and explain any operational trends or seasonal fluctuations in your business.

* * * * *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please include a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kenya Wright, Staff Accountant, at (202)
824-
5446 or Robert S. Littlepage Jr., Accountant Branch Chief, at
(202)
942-1947 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

      			Sincerely,



						Larry Spirgel
						Assistant Director

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Mr. Kevin S. Buchel
Napco Security Systems, Inc.
March 22, 2005
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